Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

  Telephone (801) 363-7411

Branden T. Burningham, Esq.

  Fax (801) 355-7126

Bradley C. Burningham, Esq.

  email lwb@burninglaw.com

December 19, 2008

Securities and Exchange Commission

Via EDGAR

Re:

Oak Ridge Micro-Energy, Inc.

Form 10-KSB for the year ended December 31, 2007

Filed April 15, 2008

Form 10-Q/A for the period ended March 31, 2008

Form 10-Q/A for the period ended June 30, 2008

Form 10-Q for the quarter ended September 30, 2008

File No. 000-50032

Dear Ladies and Gentlemen:

The Company would like to request additional time to respond to your comment letter dated December 8, 2008, and make the necessary changes regarding the above referenced filings for Oak Ridge Micro-Energy, Inc.  The Company believes that it will have these responses and changes by Tuesday, December 23, 2008.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/sg